

Michelangelos David LLC – Promo Video (DealMaker Landing Page)

Mark Russo: Today, we are casting Michelangelo's David, the actual David, as an original, posthumous original, one-of-one in pure silver. I don't know how it gets any better than that.

Jason Dilling: The molds taken off of the marble masterpieces in Florence. We're using those to create this piece, which means it's never been done before.

Jason Dilling: It's the most recognizable art piece in history. Everybody's seen the David. Whether somebody put a mohawk on him, or an eye patch, you know what it is. You've seen it.

Mark Russo: 70 plus thousand ounces or radiate energy, by one of the greatest hands of artistry in the history of mankind? That changes people's lives. That's what we're doing.

Mark Russo: If you ask yourself, who's the most famous artist in the world and in all of human history? Michelangelo is at the very top.

Mark Russo: Probably the most important art piece in history, in pure silver.